MYM Shareholders Overwhelmingly Approve Plan of Arrangement
with IM Cannabis

Highland Grow is currently profitable on an EBITDA basis, unlocks margin expansion and is expected to be immediately accretive to IM Cannabis

Super premium positioning, complementary brands, enhanced distribution and export opportunities provide compelling strategic rationale

Closing is expected on or around July 9, 2021

TORONTO, CANADA, and GLIL YAM, ISRAEL - July 6, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (NASDAQ: IMCC, CSE: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sectors with operations in Israel, Germany and Canada, is pleased to announce that at MYM Nutraceutical Inc.'s ("MYM") (CSE:MYM) special meeting of shareholders held yesterday (the "Meeting"), shareholders of MYM overwhelmingly approved the previously announced transaction pursuant to which IMC will acquire all of the issued and outstanding shares of MYM by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). The Arrangement was approved by 91.14% of the votes cast by all of the MYM shareholders eligible to vote at the Meeting. The Arrangement was also approved by a majority of disinterested shareholders pursuant to Multilateral Instrument 61-101, with 89.89% of the eligible votes cast in favour of the Arrangement.

Strategic and Financial Benefits

The acquisition of MYM, and its licensed producer subsidiary Highland Grow Inc. ("Highland Grow"), is expected to provide financial, operational and strategic benefits to IMC upon closing. Some of these benefits include:

  Financially accretive with immediate margin expansion opportunities: The consolidation of Highland Grow is expected to be immediately accretive to IMC's financial results in Q3 2021 and beyond. Through active category management, increased distribution and a broader offering of SKUs, it is expected that the acquisition of MYM will drive immediate incremental synergies of more than $4 million per annum upon closing.

  Enhanced distribution and operational capabilities: With distribution points across most provinces and territories, Highland Grow expands WAGNERS' (IMC's Canadian recreational brand) distribution strategy and is expected to accelerate incremental revenue growth as the Company integrates its commercial strategies.  The acquisition also creates an opportunity to optimize facilities, improve process flow and increase annual production as a result. MYM's Sublime facility in Laval, Quebec houses over 150 unique genetics and combined with WAGNERS genetic portfolio will position the combined company for product and SKU innovation to meet rapidly evolving consumer preferences in Canada, Israel and additional overseas markets.

  Proven and complementary brand and products:  Highland Grow is a highly regarded brand in the Canadian adult-use market as demonstrated by its proven commercial success, growing revenue, as well as customer and budtender feedback. Highland Grow's super premium offerings complement WAGNERS premium positioning, providing consumers with exceptional value for money across a continuum of quality and price points.

Completion of the Arrangement remains conditional on approval by the Supreme Court of British Columbia and certain other closing conditions customary for transactions of this nature. Subject to obtaining such court approval and the satisfaction or waiver of all other closing conditions, it is anticipated that the Arrangement will be completed on or about July 9, 2021. Upon completion of the Arrangement, the shares of MYM will be delisted from the Canadian Securities Exchange (the "CSE"). In exchange for each MYM common share, shareholders of MYM will receive 0.022 common shares of IMC.  IMC's common shares trade on the NASDAQ Capital Market and the CSE under the ticker "IMCC".

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM and its licensed producer subsidiary, Highland Grow. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About MYM Nutraceuticals Inc.

MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries - SublimeCulture Inc., in Laval, Quebec and Highland Grow, in Antigonish, Nova Scotia.

MYM shares trade in Canada, Germany and the United States under the following symbols: CSE: MYM, OTC: MYMMF, FRA:0MY, DEU:0MY, MUN:0MY and STU:0MY.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to court approval of and the closing of the Arrangement, strategic and financial benefits of the Arrangement, the expected accretive impact of the Arrangement, expected cost synergies, commercial integration of MYM with IMC including facility optimization, process flows and expected annual production, and any international sales.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation:, the ability of IMC and MYM to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals to consummate the Arrangement; the ability to complete the Arrangement on the terms contemplated by the definitive arrangement agreement and other agreements including the support agreements or at all; actions taken by government entities or others seeking to prevent or alter the terms of the Arrangement; potential undisclosed liabilities unidentified during the due diligence process; and a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; and the failure to meet NASDAQ's continued listing requirements. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Financial Outlook

The Company and its management believe that the reference to estimated incremental synergies contained in this press release is reasonable as of the date hereof and is based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. This estimate is considered a future-oriented financial outlook and financial information (collectively, "FOFI") under applicable securities laws. This estimate and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of the Company's and Focus Medical's existing sales agreements, and increased sales from the resumption of product shipments to Germany. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Measures

This press release includes a reference to "EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. IMC has included this non-IFRS measure solely to provide investors with added insight into Highland Grow's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For more information:

Oren Shuster

CEO, IM Cannabis

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com